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09057616

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH 02
(No. and Street)

Melville	New York	11747-4905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lundy & Co., CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

333 Jericho Turnpike, Suite 103	Jericho	New York	11753
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J. Wolf
Notary Public, State of New York
No. 01W06128843
Qualified in Nassau County
Commission Expires June 20, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Report on Internal Controls required under SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUNDY & CO., CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
333 JERICHO TURNPIKE, SUITE 103
JERICHO, N.Y. 11753

(516) 938-0466
TELECOPIER (516) 938-6715

JOHN L. LUNDY, CPA
RICHARD P. PETER, CPA

FRANCIS J. WERBER, CPA (1978-2000)

INDEPENDENT AUDITOR'S REPORT

Accrued Equities, Inc.

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2008, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lundy & Co CPAs PC

LUNDY & CO., CPA'S, P.C.

Jericho, New York
February 23, 2009

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 36,357
Securities owned:	
Marketable, at market value	399,182
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	88,335
Prepaid insurance	3,080
Prepaid taxes	58,069
Rent security	2,484
Total assets	$ 589,280

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 61,162
Taxes payable (deferred taxes $17,000)	47,616
Total liabilities	108,778
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued 200 shares outstanding	40,696
Retained earnings	439,806
Total stockholders' equity	480,502
Total liabilities and stockholders' equity	$ 589,280

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
for the Year Ended December 31, 2008

Revenues:		
Commissions		$ 576,732
Dividends		11,838
Unrealized loss on securities		(30,829)
Investment advisory fees		1,289,612
Total revenues		1,847,353
Expenses:		
Regulatory fees and expenses		10,077
Other expenses:		
Administration/management fees	$ 1,395,000	
Advertising & Promotion	5,393	
Rent	28,505	
Postage, dues, supplies and subscriptions	35,568	
Communications	10,924	
Printing	2,538	
Miscellaneous & bank charges	264	
Petty cash, automobile and travel	2,344	
Internet expense	2,400	
Underwriting expense	25,000	
Distribution sevice fee	60,764	
Repairs	1,283	
Non-qualified pension	135,000	
Computer/record retention	3,285	
Penalty & fine expense	105	
Accounting and auditing	41,239	
Bond insurance expense	7,939	
Total other expenses		1,757,551
Total expenses		1,767,628
Income before income taxes		79,725
Provision for income taxes (Includes Deferred Income Taxes of -$15,000)		14,600
Net income		$ 65,125

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2008

	Capital Stock Common			Total
	Shares	Amount	Retained Earnings	Stockholders' Equity
Balances at January 1, 2008	200	$ 40,696	$ 374,681	$ 415,377
Net income	-	-	65,125	65,125
Balances at December 31, 2008	200	$ 40,696	$ 439,806	$ 480,502

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$65,125
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	68,028
Securities not readily marketable	
Securities segregated under federal and other regulations	(14,534)
Prepaid income taxes	3,990
Rent security	(2,484)
Increase (decrease) in operating liabilities:	
Payables to non-customers	(165,689)
Taxes and deferred taxes payable	(39,984)
Total Adjustments	(150,673)
Net cash provided/(used) by operating activities	(85,548)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided by investment activities	0
Increase (decrease) in cash	(85,548)
Cash at beginning of the year	121,905
Cash at end of year	$36,357

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2008

1. **Organization and Nature of Business:**

The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

Marketable Securities:

The Company has adopted the provisions of Financial Accounting Standards No. 157 (SFAS 157) as of January 1, 2008. This standard clarifies the definition of fair value reporting, establishes a framework for measuring fair market value and requires additional disclosures about the use of fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes a fair hierarchy which prioritizes the inputs to valuation techniques used to make fair into three broad levels.

Level 1 - quoted prices in active markets for identical securities.

Level 2 – prices determined using other significant observable inputs (included quoted prices for similar securities, interest rates, prepayment spreads, credit risk, etc).

Level 3 – prices determined using significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Investment Advisory Income:

Investment advisory fees are received from a mutual fund that the Company provides advisory services for. Fees are received monthly.

Distribution and Underwriters Income:

The Company receives income from a mutual fund for underwriting and distribution services to the Fund. Fees are received semi-monthly.

Income Taxes:

The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in

bank(s).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equity:

There was a difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2008 was $25,000. In addition, the Company and a mutual fund, New Alternatives Fund, Inc., share facilities with the law office. Disbursements for certain shared expenses, including telephone and office expenses are made on a basis, which they consider equitable, although they are not arms-length.

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the underwriter and a distributor for a mutual fund. The officers of Accrued Equities, Inc. are also officers of the New Alternatives Fund, Inc.

The Company has transactions with the president's father, who is a board member of the company. This board member provides consulting services, and is also a shareholder. The board member also received an at will non-qualified pension which was $135,000 for the year ended December 31, 2008.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitment:

The Company entered into a lease for office space in June 2008. The lease term is for three years. The minimum lease commitment is as follows:

2009	$27,814
2010	$28,927
2011	$14,747

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was .23 to 1 at December 31, 2008. The Company had net capital in excess of its required net capital.

9. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$21,600	($12,000)	$ 9,600
State and Local	8,000	(3,000)	5,000
Total	$29,600	($15,000)	$14,600

There were no substantial differences between expected income tax expense and the company's income tax expense as reported in the Financial Statement.

There are no tax positions that the company has that are applicable to FIN48.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital		$ 480,502
Total capital and allowable subordinated borrowings		480,502
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 1,773	
Prepaid taxes	58,069	
Other assets	5,564	65,406
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		415,096
Haircut on securities		
Stocks	12,486	
Undue concentrations	-	12,486
Net capital		$ 402,610
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses		$ 91,778
Total aggregate indebtedness		$ 91,778
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 6,118
Total		$ 6,118
Minimum dollar net capital requirement		$ 5,000
Excess net capital at 1,000 percent		$ 378,432
Ratio: Aggregate indebtedness to net capital		.23 to 1
Reconciliation with Company's computation (included in Part II of FOCUS X-17a-5 as of December 31, 2008)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 387,610
Audit adjustment to reduce Deferred Taxes		15,000
Net Capital per above		$ 402,610

LUNDY & CO., CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
333 JERICHO TURNPIKE, SUITE 103
JERICHO, N.Y. 11753

(516) 938-0466
TELECOPIER (516) 938-6715

JOHN L. LUNDY, CPA
RICHARD P. PETER, CPA

FRANCIS J. WERBER, CPA (1978-2000)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC. RULE 15C3-3

To Accrued Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Accrued Equities, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Accrued Equities, Inc., including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or net aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the national Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lundy + Co CPAs PC

LUNDY & CO., CPA'S, P.C.

Jericho, New York
February 20, 2009